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                                                                      EXHIBIT 14

                       HEALTH BENEFITS DIRECT CORPORATION
                       CODE OF BUSINESS CONDUCT AND ETHICS
              APPLICABLE TO ALL DIRECTORS, OFFICERS, AND EMPLOYEES
                       (LAST UPDATED ON JANUARY 29, 2008)

The Board of Directors of Health Benefits Direct Corporation (the "Company") has adopted this Code of Business Conduct and Ethics (this "Code") applicable to its corporate directors, executive officers, senior financial officers, and other employees (each, a "Covered Individual"). In implementing this Code, it is the Company's intention to take all measures necessary to promote and ensure honest and ethical conduct, including the ethical handling of conflicts of interest; full, fair, accurate, timely, and understandable disclosure in all financial reports prepared or distributed by the Company; and compliance with applicable laws and governmental regulations. This Code also is intended to provide directives and procedures that: (1) protect the Company's legitimate business interests, including corporate opportunities, assets, and confidential information; (2) protect the Company from incurring unauthorized or unnecessary contractual or other liability; (3) deter corporate wrongdoing in all of its forms; and (4) provide a mechanism for prompt and consistent enforcement of the provisions of this Code. All Covered Individuals are expected to be familiar with this Code and to adhere to the principles and procedures set forth in this Code that apply to such Covered Individuals.

I. HONEST AND CANDID CONDUCT

Each Covered Individual owes a duty to the Company to act with integrity. Integrity requires, among other things, being honest and candid. Deceit and subordination of principle are inconsistent with integrity. Each Covered Individual must at all times:

     - act with integrity, including being honest and candid, while still maintaining the confidentiality of information where required, consistent with the Company's policies;

     - observe both the form and spirit of all applicable laws and governmental rules and regulations, accounting standards and Company policies; and

     -    adhere to a high standard of business ethics.

II.  CONFLICTS OF INTEREST

A "conflict of interest" occurs when an individual's private interest interferes with, or appears to interfere with, the interests of the Company, such as when a Covered Individual takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. For example, a conflict of interest would arise if a Covered Individual, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Any transaction or relationship that could reasonably be expected to give rise to a conflict of interest should be discussed with the General Counsel. Such situations may include:

     - any significant ownership interest in any client, customer, or supplier of the Company;

     - any consulting or employment relationship with any client, customer, supplier, or competitor of the Company;


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     -    any outside business activity that detracts from a Covered
          Individual's ability to devote appropriate time and attention to his or her responsibilities with the Company;

     - the receipt of excessive entertainment or gifts of more than nominal value from any person with whom or any company with which the Company has current or prospective business dealings;

     - being in the position of supervising, reviewing, or having any influence on the job evaluation, pay or benefit of any immediate family member; and

     - selling anything to the Company or buying anything from the Company on terms and conditions that are not pre-approved by a Company representative having authority to approve such transactions.

Any such transaction or relationship that would present an actual or potential conflict of interest for a Covered Individual also would likely present a conflict if it is related to a member of such person's family.

Such actual or potential situations should always be discussed with the General Counsel, and any such transaction or relationship must always be approved in advance.

III. FINANCIAL DISCLOSURES

Each Covered Individual involved in the Company's financial disclosure process, including the Chief Executive Officer, the Chief Financial Officer and the Vice President and Controller (the latter two officers may be referred to herein as the "Senior Financial Officers"), is required to be familiar with and comply with the Company's disclosure controls and procedures and internal control over financial reporting, to the extent relevant to such Senior Financial Officer's area of responsibility, so that the Company's public reports and documents filed with the Securities and Exchange Commission (the "SEC") comply in all material respects with the applicable federal securities laws and SEC rules. In addition, each such Covered Individual having direct or supervisory authority regarding these SEC filings or the Company's other public communications concerning its general business, results, financial condition and prospects should, to the extent appropriate within the Covered Individual's area of responsibility, consult with other Company officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely, and understandable disclosure.

Each Covered Individual who is involved in the Company's financial disclosure process, including the Chief Executive Officer and the Senior Financial Officers, also must:

     - become familiar with the disclosure requirements applicable to the Company and the business and financial operations of the Company;

     - not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company's independent auditors, governmental regulators, and self-regulatory organizations; and

     - properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).


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IV.  LEGAL COMPLIANCE

At all times, it shall be the Company's policy to comply with all applicable laws, rules, and regulations. It is the personal responsibility of each Covered Individual to adhere to the standards and restrictions imposed by such laws, rules, and regulations.

It is against Company policy and in many circumstances may be unlawful for a Covered Individual to profit from undisclosed information relating to the Company or any other company with which the Company has a business relationship. Covered Individuals are required to comply with the Company's Insider Trading Policy Statement as in effect from time to time.

V.   REPORTING AND ACCOUNTABILITY

The General Counsel is responsible for the application and interpretation of this Code, except that certain "significant issues" (as determined by the General Counsel) may be referred to the Audit and Compliance Committee of the Company's Board of Directors (the "Audit Committee"). Issues that involve allegations against or involving the Chief Executive Officer or any Senior Financial Officer, or that are believed by the General Counsel to be material to the accuracy, reliability, or integrity of the Company's financial reporting, will presumptively be considered such "significant issues" to be referred to the Audit Committee.

Any Covered Individual who becomes aware of any existing or potential violation of this Code is required to promptly notify the General Counsel or the Audit Committee in the manner provided by the Company's Whistleblower Policy as in effect from time to time. The failure of any Covered Individual to notify the General Counsel or the Audit Committee of any such existing or potential violation will be considered a separate and independent violation of this Code subject to discipline up to and including termination of employment. Any questions relating to how this Code should be interpreted or applied should be addressed to the General Counsel.

Retaliation against any person for making a good faith report of any actual or potential violation of this Code will not be tolerated. Such retaliation will be considered a separate and independent violation of this Code subject to discipline up to and including termination of employment. No Covered Individual should attempt to determine for himself or herself when a report of a violation of this Code was made "in good faith." Rather, all such questions should be referred to and resolved by the General Counsel (or by the Audit Committee, if the General Counsel determines that the report involves a "significant issue").

The Audit Committee shall take all appropriate action (or cause such action to be taken, through the General Counsel or otherwise) to investigate any potential violations of the Code that are reported to the Audit Committee or the General Counsel. When it is determined that a violation has occurred, the Company will take such disciplinary, preventive or corrective action as it deems appropriate under the circumstances (to include discipline up to and including termination of the employment of culpable individuals).

VI.  CORPORATE OPPORTUNITIES

All Covered Individuals owe a duty to the Company to act solely in Company's interests when faced with any corporate opportunity. Covered Individuals are prohibited from taking advantage of (or directing to a third party) any business opportunity that is discovered through the use of any corporate property, information or position. Covered Individuals are further prohibited from using any corporate property, information or position for personal gain and from competing with the Company. Any Covered


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Individual who intends to make use of any of the Company's property, information or services in a manner that is not solely for the benefit of the Company must first consult the General Counsel and obtain the approval of the Company before proceeding with any such use.

VII. CONFIDENTIALITY

Covered Individuals must maintain the confidentiality of all trade secrets and other confidential information of the Company, its clients, customers, suppliers, or joint venture parties that is entrusted to them, except when disclosure is legally mandated or expressly authorized by the Company. "Confidential information," for this purpose, includes any proprietary or other non-public information of the Company, or of other companies, that, if disclosed to persons not authorized to receive it, would be harmful to the relevant company, or useful or helpful to the Company's competitors. Any Covered Individual who believes that any other confidential information must be disclosed because of legal requirements must consult with the General Counsel and receive confirmation that his or her understanding of the law is correct, before any such information is disclosed.

VIII. FAIR DEALING

The Company has succeeded and made its reputation in the marketplace through fair and honest competition. Under no circumstances will the Company tolerate efforts by any Covered Individual to seek competitive advantages through illegal or unethical business practices. Each Covered Individual must endeavor to deal fairly at all times with the Company's clients, customers, service providers, joint venture partners, vendors, suppliers, competitors, and other employees. No Covered Individual should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

IX.  USE OF COMPANY ASSETS

All Covered Individuals should protect the Company's assets and ensure their efficient use. All Company assets should be used only for legitimate business purposes.

X.   LIABILITY PREVENTION

All Covered Individuals have a duty to avoid, whenever possible, any act or omission that would subject the Company to unnecessary liability, contractual or otherwise. This duty includes not only the obligation to comply with all applicable laws, rules, and regulations but also ensure that any representations to clients, customers, vendors, suppliers, competitors, or other third parties are made in good faith. It shall be a violation of this Code for any Covered Individual to enter into any agreement that is legally binding upon the Company without authority or without following required internal procedures for the approval of such agreements.

XI.  WAIVERS

In special circumstances, it may be appropriate for the Company to waive some provisions of this Code. Any request for a waiver of any provision of this Code must be submitted in writing to the General Counsel. Only the General Counsel and/or the Audit Committee shall have authority to grant such a waiver, and such a grant will not be effective unless communicated to the requesting person in writing.


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